Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside CEO Meg O’Neill: Interview with Sky News, Andrew Bolt:

Tuesday, 23 November 2021

Andrew Bolt:

Joining me is Meg O’Neill, CEO of Woodside. Thank you for time and congratulations, this must be the biggest deal you’ve put together, now what is in this deal for the rest of us?

Meg O’Neill:

Look, thanks. This has been a fantastic time for Woodside, we did two amazing items yesterday. We signed the share sale agreement with BHP which will commit us to a merger between Woodside and BHP’s petroleum business and secondly, we’ve taken a final investment decision on the Scarborough gas field. And as part of that, we will develop the offshore field with a number of offshore facilities, build a pipeline that takes the gas 430 kilometers to shore and then build an LNG processing facility that we call a train at the site of our existing Pluto LNG plant. So really a phenomenal day for Woodside.

Andrew Bolt:

Well you should be looking more exhausted than you do with all that. Now green groups are saying we don’t need gas, the world is decarbonising, as a direct response to your project, what’s your response to that?

Meg O’Neill:

We accept the science of climate change and we support the Paris accord. In fact, Woodside has committed to a pathway to net zero by 2050, if not sooner. That said the world still needs oil and gas and the IEA in their net zero 2050 report, estimated that $350 billion a year needs to be spent to continue oil and gas development to deliver on that net zero pathway. So an opportunity like Scarborough which is being produced in a country like Australia with a strong regulatory framework, by a company that has a commitment to decarbonise, we think Scarborough is absolutely part of the mix. And we think the gas that we produce will be part of our customers’ plans to decarbonise their own economies.

Andrew Bolt:

Of course I too accept the science of global warming, except I believe the science says some very different things to what the global warming lobby seems to think. But the Australia Institute says the gas you’re producing doesn’t actually replace dirty coal power, which is obviously part of the reason for the switch, it’s actually replacing nice renewable energy, is this true?

Meg O’Neill:

This is not true. So when you look at the size of the energy systems in the countries where we sell our project, our product and that’s, you know, Japan, Korea, China, all of those economies are doing a couple of things. One, they’re trying to ensure that they’re delivering a high quality of life for their people and keep their economic economies growing. And secondly, they’re trying to decarbonise, and if you look at the mix of, of energy sources they use today, look renewables will be part of the mix going forward, but gas absolutely has a very important role to play.

Andrew Bolt:

Meg O’Neill I’m sorry to have been asking you all these negative questions that the green groups are putting at you as if there’s all drawback. I actually think it’s a brilliant project for Australia, it keeps us in the game, it keeps the revenue flowing, the royalties flowing, and keeps the world supplied with gas. So I will actually be talking about that with Terry McCrann so if you think I’ve been too negative with you, the positives are coming. Thank you so much indeed for your time.

Meg O’Neill:

Thank you very much.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.